SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
07/16/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
177,667

8. SHARED VOTING POWER
68,856

9. SOLE DISPOSITIVE POWER

246,523
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
246,523

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.17%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment # 1 to the schedule 13d filed October 8, 2008. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on 9/5/2008 there were 5,905,236 shares of common stock outstanding as of June 30, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 246,523 shares of FEO or 4.17% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of FEO were sold:

Date:		Shares:	Price:

06/18/09	4,200	14.3500
06/19/09	12,200	14.1377
06/23/09	3,000	13.9700
06/24/09	5,500	13.9624
06/26/09	6,000	14.2380
06/29/09	4,000	14.5000
06/30/09	3,000	14.3500
07/01/09	200	14.6500
07/06/09	3,000	14.2000
07/07/09	11,000	14.1664
07/08/09	5,000	14.2680
07/09/09	800	14.2700
07/10/09	1,700	14.2500
07/13/09	3,010	14.1843
07/13/09	490	14.1843
07/16/09	15,000	14.5700
07/17/09	6,000	14.7100
07/20/09	7,900	14.9182
07/21/09	3,000	15,1200
07/23/09	8,500	15.1429
07/23/09	2,000	15.2000
07/24/09 	8,000	15.3163


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/27/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos